SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

Press Release

For Immediate Release

OTI, Hypercom and Commtrain Deliver First Productive
EMV Contactless Transaction in Europe

First Transaction Conducted in McDonald's Zurich
with OTI Saturn 6000 and Hypercom T2100

Fort Lee, NJ and Phoenix, AZ – April 10, 2007 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, together with high security electronic transaction solutions provider Hypercom Corporation (NYSE: HYC), and Hypercom’s Swiss partner, Commtrain Card Solutions AG, today announced that their contactless payments system performed what is considered the first EMV (JCB, MasterCard Worldwide and Visa International standard) contactless transaction in Europe, according to Swiss technology st andards and rules.

The transaction was believed to be the fastest secured transaction to-date, taking less than 0.5 seconds. The market launch of contactless card payment technology in Switzerland is projected to commence this year, following pilots in Zurich, Lausanne and Lugano.

The transaction was initiated on March 29 by MasterCard® Europe and the Swiss Bank Aduno Group, in collaboration with McDonald’s® restaurant, in Stadelhofen, Zurich. The transaction was conducted utilizing OTI’s Saturn 6000 and Hypercom’s T2100.

Oded Bashan, Chairman, President & CEO, OTI, commented: “we are honored to participate in the contactless EMV programs in Europe. Our participation in the first contactless EMV transaction together with Hypercom and Commtrain further validates the high level of security and superiority of our products utilizing the cutting edge patented technology of OTI, offering efficiency and convenience to global users .”

“Utilizing a Hypercom Optimum terminal, the transactions are incredibly fast,” said Michael Hartmann, CEO of Commtrain Card Solutions AG. “It was a great pleasure to observe the customer’s reaction at the point of sale, the speed is amazing”.

Kazem Aminaee, Senior Vice President & General Manager of Hypercom EMEA said: “Commtrain’s integration of Hypercom and OTI’s high security contactless payment products is a win-win for merchants and consumers who want the speed and security of faster checkout lines throughout Europe.”

The Saturn 6000 supports contactless payments programs from other major financial institutions, including Visa® contactless program, ExpressPay from American Express® and Discover® Zip as well as programs for mass transit ticketing, MIFARE, loyalty, third party applications, and more. OTI’s Saturn 6000 is a stylishly designed reader, available in multiple colors and its large LCD display allows for dynamic graphic support, configurable images, and two lines of characters to be programmed in multiple languages. Its plug-andplay design and small footprint allo w for easy installation and multiple configurations: The reader can be placed on the countertop, it can be wall- mounted or it can lie flat. The Saturn 6000 is an exceptionally fast reader with built in encryption capabilities developed to address the specific needs of the global contactless markets and the enhanced security required in EMV markets.

Hypercom’s Optimum T2100 is a high-speed countertop terminal based on a 32-bit RISC processor with 12 megabytes of memory and dial communication to speed installation and ease migration. The innovative device features integrated EMV-compliant smart card reader, built-in printer, support for multiple languages and currencies, and hand-over design and graphical interface that guides cardholders through transactions with clear prompts.

About OTI

Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

About Hypercom

Global payment technology leader Hypercom Corporation delivers a full suite of high security, end-to-end electronic payment products and services. The company’s solutions address the high security electronic transaction needs of banks and other financial institutions, processors, large scale retailers, smaller merchants, quick service restaurants, and users in the transportation, healthcare, prepaid, unattended and many other markets. Hypercom solutions enable businesses in more than 100 countries to securely expand their revenues and profits. For more information on Hypercom, visit www.hypercom.com.

About Commtrain Card Solutions AG, Switzerland

Since 2002, Commtrain makes the point of sale more profitable for its customers by delivering terminal solutions and services which reduce costs and generate new revenues. As a specialist in electronic payment transactions, thousands of companies in Switzerland trust in our technology and customer support services. Together with our partners we adapt smoothly to the rapid evolution of technology while maintaining constant focus on the changing business needs of our clients. For more information on Commtrain, please visit our website at www.commtrain.ch.

Safe Harbor for Forward-Looking Statements:

Hypercom and Optimum and Design are registered trademarks of Hypercom Corporation. All other products or services mentioned in this document are trademarks, service marks, registered trademarks or registered service marks of their respective owners. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forwardlooking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forwardlooking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations. Forward-looking statements could be impacted by failure of the Saturn 6000 to result in expected revenues, market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2005, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no as surance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise. HYCP

OTI Contact:

Galit Mendelson
Director of Corporate Communications
201 944 5200 ext. 111
galit@otiglobal.com

Hypercom Contact:

Pete Schuddekopf
Hypercom Corporation
602.504.5383
pschuddekopf@hypercom.com
Commtrain Contact
Christian Baumberger
Commtrain Card Solutions AG Contact:
+41 71 914 40 20
christian.baumberger@commtrain.ch

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: April 11th, 2007